RECEIVED

2014 MAY 19 PM 2:27

SEC / MR

14046344

OFFICIAL USE
011-00383

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☒ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution: BANK OF THE WEST /CA/GFN

   B. Address of principal office of financial institution:

   180 MONTGOMERY ST.
   Address

   SF | CA | 94104
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   2527 CAMINO RAMON
   Address

   SAN RAMON | CA | 94583
   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   SAME AS PREVIOUS
   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   AMY CHAN | TREASURY CONTROL MANAGER | 925.843.8409
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
300 S. GRAND AVE	LA	CA	90071	SALES + MARKETING
500 CAPITOL MALL	SACRAMENTO	CA	95814	SALES + MARKETING
600 17th ST. #1500	DENVER	CO	80202	SALES + MARKETING

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
– SEE ATTACHED DOCUMENT –	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

KEN MCMULLEN
Name (First, Middle, Last)

SVP - TREASURER
Title

[signature]
Signature

4/26/14
Date

GFIN *(attachment)*

Full Name

Last	First	Middle	Title
McMullen	Kenneth	C.	Treasurer
Stead	Michael	J.	Director of Capital Markets
Jogal	Amit	A.	Capital Market Invest. Sales Mgr.
Crow	Gary	L.	Investment Officer
Mallonee	Donal	C.	Treasury Officer
Sway	David	A.	Assistant Portfolio Manager
Sousa III	John	J.	Treasury Portfolio Manager
Goodeill	William	M.	Treasury Operations Manager – Sr.
Oh	Noeline	T.	Treasury Operations Supervisor